

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

<u>Via E-mail</u>
Larry Adelt
President and Chief Executive Officer
Adelt Design, Inc.
3217 South Orchard Street
Salt Lake City, Utah 84106

> **Re:** **Adelt Design, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2011**
> **File No. 333-174705**

Dear Mr. Adelt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on the factors noted below, it appears that you are a blank check company, as defined in Securities Act Rule 419. Please revise the registration statement to comply with Securities Act Rule 419 and prominently disclose that you are a blank check company. Please also disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company or to change your management.

   - You are a development stage company and shares of your common stock are "penny stock," as defined by Exchange Act Rule 3a51-1.

   - You have not generated any revenues to date.

   - You have conducted very limited operations since your inception.

- You will be unable to implement your business plan without substantial additional funding.

2. Please revise your prospectus to remove all plural references to shareholder, officer and director, considering you have only one of each.

Forepart of the Registration Statement

3. We note that you have indicated on the forepart of the registration statement that the securities will be offered pursuant to Securities Act Rule 415. However, the offering does not qualify for any of the scenarios set forth in Securities Act Rule 415(a)(1). Please revise accordingly.

Overview, page 2

4. You indicate here and elsewhere in your prospectus that you are "not offering the product to anyone at this time." It is unclear whether you have any prior experience making the product you intend to sell and, if not, why you have determined to sell this particular product and how you believe you will generate revenues. Considering your product requires specialized expertise and will involve customization, please revise to discuss your experience in making this product or clearly state that you have none.

The Offering, page 3

5. You indicate here and elsewhere that there is a "minimum number of shares to be offered per investor" of 100. Please remove this reference or tell us why you believe it is necessary.

Risk Factors, page 5

6. Please revise to consolidate risk factors that discuss similar risks. For example, the second risk factor on page 5 describes substantially the same risk as the second risk factor on page 7.

Risks Related to the Industry, page 9

7. The risk factors in this subsection relate more to you than your industry. Please move such risk factors to an appropriate subsection.

Special Note Regarding Forward-Looking Statements, page 11

8. Please clarify what the Share Exchange referred to in the first paragraph, second sentence is.

Determination of Offering Price, page 12

9. Please revise the statement in the second paragraph, first sentence that you "will be filing to obtain a listing on the OTCBB." As you disclose in the immediately following sentence, quotation on the OTCBB requires a market maker to file an application on your behalf and does not involve a filing by you.

Selling Security Holder, page 12

10. Please reconcile the disclosure in footnote (1) that Larry A. Adelt acquired his shares on May 31, 2011 with the disclosure elsewhere in the registration statement that he acquired such shares on May 15, 2011.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 14

Overview, page 14

11. Throughout this filing you refer to the need to obtain additional financing in the amount of $75,000, however, your disclosures of how you anticipate raising this amount appear inconsistent and/or incomplete. In this regard, we noted references to the issuance of equity securities and debt instruments and a loan from Mr. Adelt. Please revise to consistently disclose how you anticipate raising $75,000. In doing so, please revise to state whether Mr. Adelt has agreed to loan to you any money and disclose any limitations on the amount he has agreed to lend.

12. Reference is made to the fifth paragraph on page 15 in which you disclose that salaries are being accrued. Please reconcile this statement to the disclosure in the seventh paragraph on page 24 that Mr. Adelt, the sole employee, does not receive a salary.

13. Reference is made to the eighth paragraph on page 24 in which you disclose that once you raise $75,000 in capital, Mr. Adelt will draw a salary of $2,000 per month. Please tell us, and disclose, how this salary is considered in your operating plan disclosure discussed in the bullet points at the bottom of page 15 and elsewhere in the filing.

Description of Business, page 21

Description of Products, page 22

14. Please discuss the materials required for you to manufacture carpet binding art and the sources for such materials. See Item 101(h)(4)(v) of Regulation S-K.

The Carpet Binding Art Industry, page 23

15. Please revise the discussion of your competition in this subsection to address the competitive business conditions that you face. Such discussion should expand beyond a statement that you are not aware of another company and/or individual that produces customized carpet binding art. For example, if you consider your products to be within the market for home furnishing products or collectible items, then please discuss the competitive business conditions within those markets. See Item 101(h)(4)(iv) of Regulation S-K.

Management Biographies, page 25

16. Please revise Larry Adelt's biography to comply with Item 401(e)(1) of Regulation S-K, including without limitation a discussion of the nature of his responsibilities as an independent contractor at Carpet One-Giant One, the principal business of Carpet One-Giant One and Mr. Adelt's specific experience, qualifications, attributes or skills that led to your conclusion that Mr. Adelt should serve as your director.

Interest of Management and Others in Certain Transactions, page 28

17. We note the disclosure in Note 3 to Financial Statements that Larry Adelt provided an advance of $100 in cash to you. Please disclose in this section the information required by Item 404(c)(1) of Regulation S-K with respect to such transaction.

Description of Securities to be Registered, page 29

Preferred Stock, page 30

18. We note the statement that you are authorized to issue 10,000,000 shares of "blank check" preferred stock that may be divided into any number of series as your directors may determine. We also note that section 3 of your charter designates 10,000,000 shares of Class A Preferred Stock. Please revise the disclosure in this subsection to match the capital structure established by your charter. Please also disclose any material limitations or qualifications imposed by your Class A Preferred Stock on your common stock. Please also file any agreement that designates the rights of the Class A Preferred Stock. See Items 202(a)(4) and 601(b)(4) of Regulation S-K.

Financial Statements, page F-1

Statement of Cash Flows, page F-5

19. Referencing ASC 230 please tell us why the related party advance proceeds are classified as cash provided by operating activities. In doing so, please tell us your consideration of

classifying the proceeds as cash provided by financing activities pursuant to ASC 230-10-45-14b.

Note to Financial Statements, page F-6

Note 2 – Going Concern, page F-8

20. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate. Refer to Section 607.02 of the Financial Reporting Codification.

Item 14. Indemnification of Directors and Officers, page II-1

21. Please revise the reference to Article VII of your Articles of Incorporation, as such provision does not discuss indemnification of directors and officers.

Item 16. Exhibits, page II-2

22. Please disclose that the consent of counsel has been filed as an exhibit to the registration statement. You may identify that the consent is included in counsel's opinion that is filed as an exhibit to the registration statement. Please provide a similar disclosure in the Exhibit Index on page II-4. See Securities Act Rule 436(a) and Item 601(b)(23) of Regulation S-K.

Item 17. Undertakings, page II-2

23. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. If you intend for the offering to be pursuant to Securities Act Rule 415, then please also provide the other applicable undertakings in Item 512(a) of Regulation S-K.

Exhibit 5.1

24. Please clarify in the first paragraph that BK Consulting & Associates, P.C. has served as counsel to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director

cc: Steven M. Sager
        BK Consulting, Inc.